UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐Form N-CEN ☐ Form N-CSR For Period Ended: December 31, 2023.
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q

For the Transition Period Ended: Not Applicable

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable

PART I – REGISTRANT INFORMATION

Spruce Power Holding Corporation     Full Name of Registrant

Not Applicable     Former Name if Applicable

2000 S Colorado Blvd, Suite 2-825     Address of Principal Executive Office (Street and Number)

Denver, Colorado 80222     City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
x		Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Spruce Power Holding Corporation (the “Company”) has determined it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) with the Securities and Exchange Commission (the “SEC”) by the prescribed filing date for the reasons below.

The Company was unable to complete, without unreasonable effort or expense, the preparation of its consolidated financial statements for the year ended December 31, 2023, because the Company requires additional time to complete certain items with respect to the consolidated financial statements to be included in the Form 10-K. The Company believes that the work in connection with compiling the financial information for the Form 10-K will be completed within the extension period.

The Company anticipates it will file its 2023 Form 10-K within the fifteen-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Sarah Weber Wells 866–777–8235

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the anticipated timing of the filing of the Form 10-K and the Company’s expected results for the fourth quarter and full year ended December 31, 2023. These forward-looking statements are based on our current assumptions, expectations, and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the finalization of the Company’s consolidated financial statements as of and for the year ended December 31, 2023 and the risks and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on March 30, 2023 and the Company’s other subsequent filings with the SEC. All forward-looking statements in this Form 12b-25 are based on information currently available to us and speak only as of the date of this Form 12b-25. The Company assumes no obligation to, and expressly disclaims any responsibility to, update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Changes in Operations in Fiscal Year 2023

The Company’s operating results for the year ended December 31, 2023, includes results from customer payment streams of approximately 22,500 customer contracts that the Company acquired through its acquisition of SS Holdings 2017, LLC and its subsidiaries, which was completed in March 2023, and results from approximately 2,400 home solar assets and contracts the Company acquired from a publicly traded, regulated utility company, which was completed in August 2023. The Company anticipates that it will report revenues of approximately $79.9 million for the year ended December 31, 2023 compared to revenues of approximately $23.2 million for the year ended December 31, 2022. Additionally, the Company expects that its net loss from continuing operations will increase to approximately $62.3 million for the year ended December 31, 2023 from approximately $52.7 million for the year ended December 31, 2022 and its net loss will decrease to approximately $66.4 million for the year ended December 31, 2023 from approximately $92.8 million for the year ended December 31, 2022.

The above financial data for the year ended December 31, 2023 is preliminary and subject to the Company’s ability to complete and obtain required financial and other information. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed and does not express an opinion or any form of assurance with respect to, the data included above. This data does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2023, and the Company’s final reported amounts for this data may differ materially from these estimates.

Spruce Power Holding Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

SPRUCE POWER HOLDING CORPORATION

Date: April 2, 2024	By:	/s/ Sarah Weber Wells
	Name:	Sarah Weber Wells
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

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